August 30, 2019

Steven Lisi
Chairman and Chief Executive Officer
Beyond Air, Inc.
825 East Gate Blvd., Suite 320
Garden City, New York 11530

       Re: Beyond Air, Inc.
           Registration Statement on Form S-3
           Filed August 14, 2019
           File No. 333-233283

Dear Mr. Lisi:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed August 14, 2019

Amended and Restated Certificate of Incorporation and By-Law Provisions, page
20

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
       Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal
 Steven Lisi
Beyond Air, Inc.
August 30, 2019
Page 2
       and state courts over all suits brought to enforce any duty or liability created by the
       Securities Act or the rules and regulations thereunder. If the provision applies to
       Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Signatures, page II-5

2. Please indicate below the second paragraph of text required on the Form S-3 Signatures page who is signing your document in the capacity of principal accounting officer or controller.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at
(202) 551-3617 with any questions.



                                                              Sincerely,
FirstName LastNameSteven Lisi
                                                              Division of
Corporation Finance
Comapany NameBeyond Air, Inc.
                                                              Office of
Electronics and Machinery
August 30, 2019 Page 2
cc:       Avital Perlman, Esq.
FirstName LastName